**UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION**

**SECURITIES EXCHANGE ACT OF 1934
Release No. 50150 / August 5, 2004**

Admin. Proc. File No. 3-11513

In the Matter of	
Alcohol Sensors Int'l, Ltd., Beachport Entertainment Corp., Biosonics, Inc., Compressent, Inc., Eye Cash Networks, Inc., Hamilton-Biophile Companies, Holly Holdings, Inc., Intelligent Decision Systems, Inc., Long Distance Direct Holdings, Inc., Lrg Restaurant Group, Inc., Nevada Manhattan Group, Inc., Parallel Technologies, Inc., Quadratech, Inc., Redneck Foods, Inc., Safetech Industries, Inc., Viking Resources Int'l, Inc., and Xavier Corp.	Order Making Findings and Imposing Remedial Sanctions By Default

I. Background

The Securities and Exchange Commission ("Commission") initiated this proceeding on June 8, 2004, pursuant to Section 12(j) of the Securities Exchange Act of 1934 ("Exchange Act"). The Order Instituting Proceedings ("OIP") alleges that each of the seventeen Respondents is in violation of (1) Section 13(a) of the Exchange Act and Rules 13a-1 and 13a-13 thereunder, and (2) a permanent injunction that enjoined it from being delinquent in making required filings with the Commission.

The Commission's files indicated that persons on the service list representing Respondents Biosonics, Inc., and Compressent, Inc., signed for the OIP. At the telephonic prehearing conference on July 16, 2004, however, the Division of Enforcement ("Division") indicated that it was still seeking to serve the OIP on Respondents Biosonics, Inc., and Compressent, Inc., because persons who accepted service indicated that they did not represent the Respondents.[1] On July 27, 2004, the Division represented that it had accomplished service on Respondents Biosonics, Inc., and Compressent, Inc., on July 20, and July 16, 2004, respectively.

All Respondents, except Biosonics, Inc., and Compressent, Inc., had notice of the telephonic prehearing conference held on July 16, 2004. Conference participants included the Division and Respondents Eye Cash Networks, Inc., Hamilton-Biophile Companies, Parallel Technologies, Inc., Quadratech, Inc., and Viking Resources Int'l, Inc.

The Commission's Rules of Practice require Respondents to file Answers to the OIP within a specified time. Respondents who fail to file an Answer or to appear at a prehearing conference may be deemed to be in default and the proceeding may be determined against them. 17 C.F.R. §§ 201.155(a), .220(b), .220(f), .221(f). The OIP noted these provisions of the Commission's Rules, and specified that Answers were due within ten days after service. Respondents Eye Cash Networks, Inc., Hamilton-Biophile Companies, Parallel Technologies, Inc., Quadratech, Inc., and Viking Resources Intl., Inc., have filed Answers.

II. Findings of Fact and Conclusions of Law

I find each of the following Respondents to be in default and that the allegations as to them in the OIP are true because each Respondent was served with the OIP and each Respondent failed to file an Answer within the time provided or to appear at a prehearing conference of which it had notice: Alcohol Sensors Int'l, Ltd. ("Alcohol Sensors"), Beachport Entertainment Corp. ("Beachport"), Biosonics, Inc. ("Biosonics"), Compressent, Inc. ("Compressent"), Holly Holdings, Inc. ("Holly Holdings"), Intelligent Decision Systems, Inc. ("Intelligent Decision Systems"), Long Distance Direct Holdings, Inc. ("Long Distance Direct Holdings"), LRG Restaurant Group, Inc. ("LRG"), Nevada Manhattan Group, Inc. ("Nevada Manhattan"), Redneck Foods, Inc. ("Redneck Foods"), Safetech Industries, Inc. f/k/a Bernstein Leibstone Associates, Inc. ("Safetech Industries"), and Xavier Corp.

A. RESPONDENTS

Alcohol Sensors was a New York corporation that continues to have equity securities registered with the Commission pursuant to Exchange Act Section 12(g). On November 6, 1998, the Commission obtained a permanent injunction against Alcohol Sensors in the United States District Court for the District of Columbia. The injunction enjoined the issuer and its officers and agents from causing the issuer to fail to file timely periodic reports with the Commission in violation of Exchange Act Section 13(a). Alcohol Sensors has violated that permanent injunction, having not filed a periodic report since the period ending September 30, 1998. On May 7, 1999, Alcohol Sensors filed a Chapter 11 bankruptcy petition, and that case terminated on June 8, 2001. According to the New York Department of State, the company dissolved by proclamation on September 25, 2002. The company's stock (symbol "ASIL") is quoted on the Pink Sheets.

Beachport is a Utah corporation with equity securities registered with the Commission pursuant to Exchange Act Section 12(g). On March 22, 2000, the Commission obtained a permanent injunction against Beachport by default in the United States District Court for the District of Columbia. The injunction enjoined the issuer and its officers and agents from causing the issuer to fail to file timely periodic reports with the Commission in violation of Exchange Act Section 13(a). Beachport has violated that permanent injunction, having not filed a periodic report since the period ending December 30, 1997. On August 27, 1999, the company filed a Chapter 7 bankruptcy petition, and that case is still pending in the U.S. Bankruptcy Court for the Central District of California. On April 7, 2004, the Chapter 7 bankruptcy trustee for Beachport filed a motion to sell the company's corporate shell for $20,000. On April 29, 2004, the Division's Bankruptcy Counsel appeared in the bankruptcy case on behalf of the Commission as a party in interest pursuant to its regulatory power and filed an opposition to debtor Beachport's motion for approval of a public sale of its corporate shell on the grounds that such a sale constitutes trafficking in a public shell in violation of Section 727(a)(1) of the Bankruptcy Code. The company's stock (symbol "BPRT") is quoted on the Pink Sheets.

Biosonics is a Pennsylvania corporation with equity securities registered with the Commission pursuant to Exchange Act Section 12(g). On February 9, 2001, the Commission obtained a permanent injunction against Biosonics by consent in the United States District Court for the District of Columbia. The injunction enjoined the issuer and its officers and agents from causing the issuer to fail to file timely periodic reports with the Commission in violation of Exchange Act Section 13(a). Biosonics has violated that permanent injunction, having not filed a periodic report since the period ending June 30, 1999. The company's stock (symbol "BISN") is quoted on the Pink Sheets.

Compressent was a Florida corporation; it is now defunct, but it continues to have equity securities registered with the Commission pursuant to Exchange Act Section 12(g). On March 27, 2000, the Commission obtained a permanent injunction against Compressent by default in the United States District Court for the District of Columbia. The injunction enjoined the issuer and its officers and agents from causing the issuer to fail to file timely periodic reports with the Commission in violation of Exchange Act Section 13(a). Compressent has violated that permanent injunction, having not filed a periodic report since the period ending June 30, 1998. According to the Florida Department of State, the corporation is dissolved. The company's stock (symbol "CSNE") is quoted on the Pink Sheets.

Holly Holdings is a New Jersey corporation with equity securities registered with the Commission pursuant to Exchange Act Section 12(b). On January 8, 1998, the Commission obtained a permanent injunction against Holly Holdings by consent in the United States District Court for the District of Columbia. The injunction enjoined the issuer and its officers and agents from causing the issuer to fail to file timely periodic reports with the Commission in violation of Exchange Act Section 13(a). Holly Holdings has violated that permanent injunction, having not filed a periodic report since the period ending December 31, 1997. The company's common stock (symbol "HOPR") and preferred stock (symbol "HOPRP") are quoted on the Pink Sheets.

Intelligent Decision Systems is a Delaware corporation with equity securities registered with the Commission pursuant to Exchange Act Section 12(g). On January 2, 2001, the Commission obtained a permanent injunction against Intelligent Decision Systems by default in the United States District Court for the District of Columbia. The injunction enjoined the issuer and its officers and agents from causing the issuer to fail to file timely periodic reports with the Commission in violation of Exchange Act Section 13(a). Intelligent Decision Systems has violated that permanent injunction, having not filed a periodic report since the period ending March 31, 1998, and it has had a void status with the Delaware Secretary of State since March 1, 2000. The company's common stock (symbol "IDSI") is quoted on the Pink Sheets.

Long Distance Direct Holdings is a Nevada corporation with equity securities registered with the Commission pursuant to Exchange Act Section 12(g). On March 13, 2000, the Commission obtained a permanent injunction against Long Distance Direct Holdings by consent in the United States District Court for the District of Columbia. The injunction enjoined the issuer and its officers and agents from causing the issuer to fail to file timely periodic reports with the Commission in violation of Exchange Act Section 13(a). Long Distance Direct Holdings has violated that permanent injunction, having not filed a periodic report since the period ending September 30, 1998. The company has a default status with the Nevada Secretary of State. The company's common stock (symbol "LDDI") is quoted on the Pink Sheets.

LRG is a British Columbia corporation with equity securities registered with the Commission pursuant to Exchange Act Section 12(g). On August 26, 1998, the Commission obtained a permanent injunction against LRG by consent in the United

States District Court for the District of Columbia. The injunction enjoined the issuer and its officers and agents from causing the issuer to fail to file timely periodic reports with the Commission in violation of Exchange Act Section 13(a). LRG has violated that permanent injunction, having not filed a periodic report since the period ending August 31, 1996. The company's stock (symbol "LRGI") is quoted on the Pink Sheets.

Nevada Manhattan was a Nevada corporation, now defunct, that continues to have equity securities registered with the Commission pursuant to Exchange Act Section 12(g). On March 10, 2000, the Commission obtained a permanent injunction against Nevada Manhattan by consent in the United States District Court for the District of Columbia. The injunction enjoined the issuer and its officers and agents from causing the issuer to fail to file timely periodic reports with the Commission in violation of Exchange Act Section 13(a). Nevada Manhattan has violated that permanent injunction, having not filed a periodic report since the period ending May 31, 1999. The Nevada Secretary of State has revoked the company's corporate charter. The company's stock (symbol "NVMH") is quoted on the Pink Sheets.

Redneck Foods is a Delaware corporation with equity securities registered with the Commission pursuant to Exchange Act Section 12(g). On June 12, 2001, the Commission obtained a permanent injunction against Redneck Foods by consent in the United States District Court for the District of Columbia. The injunction enjoined the issuer and its officers and agents from causing the issuer to fail to file timely periodic reports with the Commission in violation of Exchange Act Section 13(a). Redneck Foods violated that permanent injunction, having not filed a periodic report since the period ending September 30, 2001. Redneck Foods has had a void status with the Delaware Secretary of State since March 1, 2000. The company's stock (symbol "RDNK") is quoted on the Pink Sheets.

Safetech Industries was a New York corporation, now defunct, that continues to have equity securities registered with the Commission pursuant to Exchange Act Section 12(g). On December 2, 1998, the Commission obtained a permanent injunction against Safetech Industries by default in the United States District Court for the District of Columbia. The injunction enjoined the issuer and its officers and agents from causing the issuer to fail to file timely periodic reports with the Commission in violation of Exchange Act Section 13(a). Safetech Industries violated that permanent injunction, having not filed a periodic report since the period ending September 30, 1997. The New York Department of State reflects that the company was dissolved on June 27, 2001. The company's stock (symbol "SFTH") is quoted on the Pink Sheets.

Xavier Corp. is a Texas corporation with equity securities registered with the Commission pursuant to Exchange Act Section 12(g). On April 16, 1998, the Commission obtained a permanent injunction against Xavier Corp. by default in the United States District Court for the District of Columbia. The injunction enjoined the issuer and its officers and agents from causing the issuer to fail to file timely periodic reports with the Commission in violation of Exchange Act Section 13(a). Xavier Corp. violated that permanent injunction, having not filed a periodic report since the period ending September 30, 1996. The company's stock (symbol "VRC") is quoted on the Pink Sheets.

B. DELINQUENT PERIODIC FILINGS

The Commission previously filed actions in the United States District Court for the District of Columbia and obtained permanent injunctions against these twelve Respondents. Each of the twelve injunctions enjoined these issuers from being delinquent in their required periodic filings with the Commission. All twelve Respondents have violated the respective orders of the district court as all of them have continued to be delinquent in their Commission filings for several years. Exchange Act Section 13(a) and the rules promulgated thereunder require issuers of securities registered pursuant to Exchange Act Section 12 to file with the Commission current and accurate information in periodic reports, even if the registration is voluntary under Section 12(g). Specifically, Rule 13a-1 requires issuers to file annual reports (Forms 10-K or 10-KSB), and Rule 13a-13 requires issuers to file quarterly reports (Forms 10-Q or 10-QSB).

Based on these facts, I find that the twelve Respondents described above have failed to comply with Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 thereunder. I find further that it is necessary and appropriate for the protection of investors to revoke the registration of the securities of these Respondents.

III. Order

Pursuant to Section 12(j) of the Securities Exchange Act of 1934, I ORDER that the registration of the securities of each of the following Respondents: Alcohol Sensors Int'l, Ltd., Beachport Entertainment Corp., Biosonics, Inc., Compressent, Inc., Holly Holdings, Inc., Intelligent Decision Systems, Inc., Long Distance Direct Holdings, Inc., LRG Restaurant Group, Inc., Nevada Manhattan Group, Inc., Redneck Foods, Inc., Safetech Industries, Inc., and Xavier Corp., be, and hereby is, revoked.

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Brenda P. Murray
Chief Administrative Law Judge

Endnotes

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[1] The Commission does not require that an issuer file and keep current the name of a valid representative so that to accomplish service on these seventeen Respondents it has served more than 430 copies of the OIP.